Exhibit (a)(5)(lxxxxvi)

COMMUNICATION TO CUSTOMERS

This morning, Oracle announced that it has raised its bid for PeopleSoft to $26.00 per share. Oracle remains absolutely convinced that a stronger combined applications business from Oracle and PeopleSoft is good for competition, good for investors, and, most importantly, good for customers.

For Oracle customers, this combination will result in continued momentum for the Oracle E-Business Suite while ensuring that new features and enhancements will be developed as scheduled. Further, the best aspects of the PeopleSoft product line will be integrated into future generations of the Oracle E-Business Suite.

For PeopleSoft customers, we believe the benefits are real and substantial:

•	A commitment from Oracle, a company with significant resources, to support the PeopleSoft product line for at least the next ten years. Oracle’s interest in PeopleSoft customers is not dependent on them migrating to Oracle applications or database. Rather, we will extend support for the PeopleSoft product line and will not force customers to migrate. We believe this public commitment to support a product for such a long period of time is unprecedented in the software industry.

•	Customers can expect to receive ongoing enhancements in functionality and regular product maintenance. Since many of these customers have made substantial investments in the implementation, management and ongoing use of the PeopleSoft products, Oracle will add new features to ensure that these investments are maximized. Oracle itself has many more applications developers than PeopleSoft, and on a combined basis we expect to improve the PeopleSoft products over time.

•	Customers will receive extended global support. Our aim is to bring the PeopleSoft product family into the Oracle product family and support it just as if it were an Oracle product. We expect PeopleSoft customers to experience a higher level of service. Few companies in the technology sector can approach the breadth of Oracle’s global support operations.

•	Oracle will offer future applications that combine the best features and functions of each company’s products, and will offer these products to customers more quickly. Further, the combination of the two companies’ customer bases will create a larger customer base in several industries which justifies increased investment for software enhancements unique to selected verticals.

•	PeopleSoft customers will receive free module-for-module upgrades to the E-Business Suite. Customers can stay on PeopleSoft applications or migrate to Oracle applications at their discretion. Either way, it’s entirely their choice and Oracle will support both options. In fact, at our applications conference last week, we announced several initiatives around integration that enable customers to more easily connect applications in a mixed environment.

We know how to do this. When Oracle acquired Rdb from Digital Equipment Corporation in 1994, we promised to focus on quality and stability while enhancing features based on customer demand. Nine years and thousands of satisfied customers later, we’re doing exactly that. In fact, we’ve developed more than 50 percent of the code base and sponsor annual customer forums worldwide.

The bottom line is that we feel there will be no risk to customers’ investments. Oracle believes this combination will help drive down the total cost of ownership for enterprise software applications.

Please see the attached link to view the press release announcing Oracle’s increased and final offer price of $26.00 to PeopleSoft’s shareholders. Further information can also be found at oracle.com/peoplesoft.

Oracle Corporation and its nominees to the Oracle board will be soliciting proxies for use at the 2004 Annual Meeting, or at any adjournment or postponement thereof, to vote in favor of the Oracle Nominees identified in this Notice and to vote on any other matters that shall be voted upon at the 2004 Annual Meeting. Oracle will be filing a proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with this solicitation of proxies for the 2004 Annual Meeting (the “Proxy Statement”). Promptly after filing a definitive Proxy Statement with the SEC, Oracle will mail the Proxy Statement and a BLUE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting. Oracle has engaged MacKenzie Partners Inc. (“MacKenzie”) to assist it in the solicitation of proxies from PeopleSoft stockholders. Oracle has agreed to pay customary compensation to MacKenzie for such services. In addition, Oracle has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement. In its role as financial advisor to Oracle, Credit Suisse First Boston LLC (“CSFB”) may also assist in the solicitation of proxies from PeopleSoft stockholders. CSFB will not receive any fees for or in connection with its solicitation activities, other than the fees due CSFB for its services as financial advisor to Oracle and as Dealer Manager in connection with Oracle’s tender offer. In addition, directors, officers and employees of Oracle may solicit proxies although no additional compensation will be paid to directors, officers or employees for such services.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.